--------------------------------------------------------------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                           CASTLE DENTAL CENTERS, INC.
                                (Name of Issuer)

                            ------------------------

                                  COMMON STOCK
                                 $.001 PAR VALUE
                         (Title of Class of Securities)

                                    14844P105
                                 (CUSIP Number)

                            -------------------------

                                  Paul G. Kreie
                             Midwest Mezzanine Funds
                            208 South LaSalle Street
                                   10th Floor
                             Chicago, Illinois 60604
                                 (312) 855-7138

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                            -------------------------


                                  July 19, 2002


             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

                                       13D

CUSIP No. 14844P105

================================================================================
    1     NAME OF REPORTING PERSONS              Midwest Mezzanine Fund II, L.P.

          I.R.S. IDENTIFICATION NOS. OF
          ABOVE PERSONS (ENTITIES ONLY)
--------  ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A                                 (a) [ ]
          MEMBER OF A GROUP                                              (b) [X]
--------  ----------------------------------------------------------------------
    3     SEC USE ONLY

--------  ----------------------------------------------------------------------
    4     SOURCE OF FUNDS                                                     OO

--------  ----------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
--------  ----------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION                 State of Delaware

--------------------------------------------------------------------------------
 NUMBER OF          7     SOLE VOTING POWER
   SHARES       --------  ------------------------------------------------------
BENEFICIALLY        8     SHARED VOTING POWER                   47,157,893(1)(2)
 OWNED BY       --------  ------------------------------------------------------
   EACH             9     SOLE DISPOSITIVE POWER
 REPORTING      --------  ------------------------------------------------------
PERSON WITH:       10     SHARED DISPOSITIVE POWER                 17,117,068(2)
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY                            47,157,893(1)
          OWNED BY EACH REPORTING PERSON
--------  ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN
          ROW (11) EXCLUDES CERTAIN SHARES                                   [ ]
--------  ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT                           88.0%
          IN ROW (11)
--------  ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON                                           PN
================================================================================


(1) The reporting person and Heller Financial, Inc. (and, indirectly, certain of Heller Financial's affiliates) may be deemed to be a "group" within the meaning of Section 13d-3 of the Securities Exchange Act of 1934, as amended, because of the existence of an agreement between Midwest Mezzanine Fund II, L.P. and Heller Financial, Inc. to vote their shares of capital stock of the issuer in favor of certain designees to the issuer's board of directors. Please see Items 1, 3, 4 and 5 below for additional explanation. The reporting person disclaims beneficial ownership of the 30,040,825 shares held in the name of Heller Financial, Inc.

(2) 17,117,068 of these shares are held in the name of Midwest Mezzanine Fund II, L.P., and Midwest Mezzanine Fund II, L.P. reports shared voting and dispositive power with respect to these shares because of the affiliation of Midwest Mezzanine Fund II, L.P. with its direct and indirect owners.

                                       13D

CUSIP No. 14844P105

================================================================================
    1     NAME OF REPORTING PERSONS                           ABN AMRO Mezzanine
                                                             Management II, L.P.
          I.R.S. IDENTIFICATION NOS. OF
          ABOVE PERSONS (ENTITIES ONLY)
--------  ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A                                 (a) [ ]
          MEMBER OF A GROUP                                              (b) [X]
--------  ----------------------------------------------------------------------
    3     SEC USE ONLY

--------  ----------------------------------------------------------------------
    4     SOURCE OF FUNDS                                                     OO

--------  ----------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
--------  ----------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION                 State of Delaware

--------------------------------------------------------------------------------
 NUMBER OF          7     SOLE VOTING POWER
   SHARES       --------  ------------------------------------------------------
BENEFICIALLY        8     SHARED VOTING POWER                   47,157,893(1)(2)
 OWNED BY       --------  ------------------------------------------------------
   EACH             9     SOLE DISPOSITIVE POWER
 REPORTING      --------  ------------------------------------------------------
PERSON WITH:       10     SHARED DISPOSITIVE POWER                 17,117,068(2)
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY                            47,157,893(1)
          OWNED BY EACH REPORTING PERSON
--------  ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN
          ROW (11) EXCLUDES CERTAIN SHARES                                   [ ]
--------  ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT                           88.0%
          IN ROW (11)
--------  ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON                                           PN
================================================================================


(1) The reporting person and Heller Financial, Inc. (and, indirectly, certain of Heller Financial's affiliates) may be deemed to be a "group" within the meaning of Section 13d-3 of the Securities Exchange Act of 1934, as amended, because of the existence of an agreement between Midwest Mezzanine Fund II, L.P. and Heller Financial, Inc. to vote their shares of capital stock of the issuer in favor of certain designees to the issuer's board of directors. Please see Items 1, 3, 4 and 5 below for additional explanation. The reporting person disclaims beneficial ownership of the 30,040,825 shares held in the name of Heller Financial, Inc.

(2) These shares are held in the name of Midwest Mezzanine Fund II, L.P., and shared dispositive power is being disclosed solely because of the affiliation of Midwest Mezzanine Fund II, L.P. with its direct and indirect owners.

                                       13D

CUSIP No. 14844P105

================================================================================
    1     NAME OF REPORTING PERSONS                           ABN AMRO Mezzanine
                                                             Management II, Inc.
          I.R.S. IDENTIFICATION NOS. OF
          ABOVE PERSONS (ENTITIES ONLY)
--------  ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A                                 (a) [ ]
          MEMBER OF A GROUP                                              (b) [X]
--------  ----------------------------------------------------------------------
    3     SEC USE ONLY

--------  ----------------------------------------------------------------------
    4     SOURCE OF FUNDS                                                     OO

--------  ----------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
--------  ----------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION                 State of Delaware

--------------------------------------------------------------------------------
 NUMBER OF          7     SOLE VOTING POWER
   SHARES       --------  ------------------------------------------------------
BENEFICIALLY        8     SHARED VOTING POWER                   47,157,893(1)(2)
 OWNED BY       --------  ------------------------------------------------------
   EACH             9     SOLE DISPOSITIVE POWER
 REPORTING      --------  ------------------------------------------------------
PERSON WITH:       10     SHARED DISPOSITIVE POWER                 17,117,068(2)
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY                            47,157,893(1)
          OWNED BY EACH REPORTING PERSON
--------  ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN
          ROW (11) EXCLUDES CERTAIN SHARES                                   [ ]
--------  ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT                           88.0%
          IN ROW (11)
--------  ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON                                           CO
================================================================================


(1) The reporting person and Heller Financial, Inc. (and, indirectly, certain of Heller Financial's affiliates) may be deemed to be a "group" within the meaning of Section 13d-3 of the Securities Exchange Act of 1934, as amended, because of the existence of an agreement between Midwest Mezzanine Fund II, L.P. and Heller Financial, Inc. to vote their shares of capital stock of the issuer in favor of certain designees to the issuer's board of directors. Please see Items 1, 3, 4 and 5 below for additional explanation. The reporting person disclaims beneficial ownership of the 30,040,825 shares held in the name of Heller Financial, Inc.

(2) These shares are held in the name of Midwest Mezzanine Fund II, L.P., and shared dispositive power is being disclosed solely because of the affiliation of Midwest Mezzanine Fund II, L.P. with its direct and indirect owners.

                                       13D

CUSIP No. 14844P105

================================================================================
    1     NAME OF REPORTING PERSONS                 ABN AMRO North America, Inc.

          I.R.S. IDENTIFICATION NOS. OF
          ABOVE PERSONS (ENTITIES ONLY)
--------  ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A                                 (a) [ ]
          MEMBER OF A GROUP                                              (b) [X]
--------  ----------------------------------------------------------------------
    3     SEC USE ONLY

--------  ----------------------------------------------------------------------
    4     SOURCE OF FUNDS                                                     OO

--------  ----------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
--------  ----------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION                 State of Delaware

--------------------------------------------------------------------------------
 NUMBER OF          7     SOLE VOTING POWER
   SHARES       --------  ------------------------------------------------------
BENEFICIALLY        8     SHARED VOTING POWER                   47,157,893(1)(2)
 OWNED BY       --------  ------------------------------------------------------
   EACH             9     SOLE DISPOSITIVE POWER
 REPORTING      --------  ------------------------------------------------------
PERSON WITH:       10     SHARED DISPOSITIVE POWER                 17,117,068(2)
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY                            47,157,893(1)
          OWNED BY EACH REPORTING PERSON
--------  ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN
          ROW (11) EXCLUDES CERTAIN SHARES                                   [ ]
--------  ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT                           88.0%
          IN ROW (11)
--------  ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON                                           CO
================================================================================


(1) The reporting person and Heller Financial, Inc. (and, indirectly, certain of Heller Financial's affiliates) may be deemed to be a "group" within the meaning of Section 13d-3 of the Securities Exchange Act of 1934, as amended, because of the existence of an agreement between Midwest Mezzanine Fund II, L.P. and Heller Financial, Inc. to vote their shares of capital stock of the issuer in favor of certain designees to the issuer's board of directors. Please see Items 1, 3, 4 and 5 below for additional explanation. The reporting person disclaims beneficial ownership of the 30,040,825 shares held in the name of Heller Financial, Inc.

(2) These shares are held in the name of Midwest Mezzanine Fund II, L.P., and shared dispositive power is being disclosed solely because of the affiliation of Midwest Mezzanine Fund II, L.P. with its direct and indirect owners.

                                       13D

CUSIP No. 14844P105

================================================================================
    1     NAME OF REPORTING PERSONS                       ABN AMRO North America
                                                                 Holding Company
          I.R.S. IDENTIFICATION NOS. OF
          ABOVE PERSONS (ENTITIES ONLY)
--------  ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A                                 (a) [ ]
          MEMBER OF A GROUP                                              (b) [X]
--------  ----------------------------------------------------------------------
    3     SEC USE ONLY

--------  ----------------------------------------------------------------------
    4     SOURCE OF FUNDS                                                     OO

--------  ----------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
--------  ----------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION                 State of Delaware

--------------------------------------------------------------------------------
 NUMBER OF          7     SOLE VOTING POWER
   SHARES       --------  ------------------------------------------------------
BENEFICIALLY        8     SHARED VOTING POWER                   47,157,893(1)(2)
 OWNED BY       --------  ------------------------------------------------------
   EACH             9     SOLE DISPOSITIVE POWER
 REPORTING      --------  ------------------------------------------------------
PERSON WITH:       10     SHARED DISPOSITIVE POWER                 17,117,068(2)
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY                            47,157,893(1)
          OWNED BY EACH REPORTING PERSON
--------  ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN
          ROW (11) EXCLUDES CERTAIN SHARES                                   [ ]
--------  ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT                           88.0%
          IN ROW (11)
--------  ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON                                           CO
================================================================================


(1) The reporting person and Heller Financial, Inc. (and, indirectly, certain of Heller Financial's affiliates) may be deemed to be a "group" within the meaning of Section 13d-3 of the Securities Exchange Act of 1934, as amended, because of the existence of an agreement between Midwest Mezzanine Fund II, L.P. and Heller Financial, Inc. to vote their shares of capital stock of the issuer in favor of certain designees to the issuer's board of directors. Please see Items 1, 3, 4 and 5 below for additional explanation. The reporting person disclaims beneficial ownership of the 30,040,825 shares held in the name of Heller Financial, Inc.

(2) These shares are held in the name of Midwest Mezzanine Fund II, L.P., and shared dispositive power is being disclosed solely because of the affiliation of Midwest Mezzanine Fund II, L.P. with its direct and indirect owners.

                                       13D

CUSIP No. 14844P105

================================================================================
    1     NAME OF REPORTING PERSONS                           ABN AMRO Bank N.V.

          I.R.S. IDENTIFICATION NOS. OF
          ABOVE PERSONS (ENTITIES ONLY)
--------  ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A                                 (a) [ ]
          MEMBER OF A GROUP                                              (b) [X]
--------  ----------------------------------------------------------------------
    3     SEC USE ONLY

--------  ----------------------------------------------------------------------
    4     SOURCE OF FUNDS                                                     OO

--------  ----------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
--------  ----------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION                   The Netherlands

--------------------------------------------------------------------------------
 NUMBER OF          7     SOLE VOTING POWER
   SHARES       --------  ------------------------------------------------------
BENEFICIALLY        8     SHARED VOTING POWER                   47,157,893(1)(2)
 OWNED BY       --------  ------------------------------------------------------
   EACH             9     SOLE DISPOSITIVE POWER
 REPORTING      --------  ------------------------------------------------------
PERSON WITH:       10     SHARED DISPOSITIVE POWER                 17,117,068(2)
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY                            47,157,893(1)
          OWNED BY EACH REPORTING PERSON
--------  ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN
          ROW (11) EXCLUDES CERTAIN SHARES                                   [ ]
--------  ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT                           88.0%
          IN ROW (11)
--------  ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON                                           CO
================================================================================


(1) The reporting person and Heller Financial, Inc. (and, indirectly, certain of Heller Financial's affiliates) may be deemed to be a "group" within the meaning of Section 13d-3 of the Securities Exchange Act of 1934, as amended, because of the existence of an agreement between Midwest Mezzanine Fund II, L.P. and Heller Financial, Inc. to vote their shares of capital stock of the issuer in favor of certain designees to the issuer's board of directors. Please see Items 1, 3, 4 and 5 below for additional explanation. The reporting person disclaims beneficial ownership of the 30,040,825 shares held in the name of Heller Financial, Inc.

(2) These shares are held in the name of Midwest Mezzanine Fund II, L.P., and shared dispositive power is being disclosed solely because of the affiliation of Midwest Mezzanine Fund II, L.P. with its direct and indirect owners.

                                       13D

CUSIP No. 14844P105

================================================================================
    1     NAME OF REPORTING PERSONS                        ABN AMRO Holding N.V.

          I.R.S. IDENTIFICATION NOS. OF
          ABOVE PERSONS (ENTITIES ONLY)
--------  ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A                                 (a) [ ]
          MEMBER OF A GROUP                                              (b) [X]
--------  ----------------------------------------------------------------------
    3     SEC USE ONLY

--------  ----------------------------------------------------------------------
    4     SOURCE OF FUNDS                                                     OO

--------  ----------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
--------  ----------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION                   The Netherlands

--------------------------------------------------------------------------------
 NUMBER OF          7     SOLE VOTING POWER
   SHARES       --------  ------------------------------------------------------
BENEFICIALLY        8     SHARED VOTING POWER                   47,157,893(1)(2)
 OWNED BY       --------  ------------------------------------------------------
   EACH             9     SOLE DISPOSITIVE POWER
 REPORTING      --------  ------------------------------------------------------
PERSON WITH:       10     SHARED DISPOSITIVE POWER                 17,117,068(2)
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY                            47,157,893(1)
          OWNED BY EACH REPORTING PERSON
--------  ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN
          ROW (11) EXCLUDES CERTAIN SHARES                                   [ ]
--------  ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT                           88.0%
          IN ROW (11)
--------  ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON                                           CO
================================================================================


(1) The reporting person and Heller Financial, Inc. (and, indirectly, certain of Heller Financial's affiliates) may be deemed to be a "group" within the meaning of Section 13d-3 of the Securities Exchange Act of 1934, as amended, because of the existence of an agreement between Midwest Mezzanine Fund II, L.P. and Heller Financial, Inc. to vote their shares of capital stock of the issuer in favor of certain designees to the issuer's board of directors. Please see Items 1, 3, 4 and 5 below for additional explanation. The reporting person disclaims beneficial ownership of the 30,040,825 shares held in the name of Heller Financial, Inc.

(2) These shares are held in the name of Midwest Mezzanine Fund II, L.P., and shared dispositive power is being disclosed solely because of the affiliation of Midwest Mezzanine Fund II, L.P. with its direct and indirect owners.

Item 1.  Security and Issuer.

     This statement on Schedule 13D (this "Statement") relates to the common stock, $.001 par value per share (the "Common Stock") of Castle Dental Centers, Inc., a Delaware corporation (sometimes referred to herein as "Issuer" or "Castle"). The principal executive offices of Castle are located at 3701 Kirby Drive, Suite 550, Houston, Texas 77098.

     This Schedule 13D is being filed jointly by (i) Midwest Mezzanine Fund II, L.P., a Delaware limited partnership ("Midwest"), (ii) ABN AMRO Mezzanine Management II, L.P., a Delaware limited partnership and the general partner of Midwest (the "GP/LP"), (iii) ABN AMRO Mezzanine Management II, Inc., a Delaware corporation and the general partner of the GP/LP (the "Corporate GP"), (iv) ABN AMRO North America, Inc., a Delaware corporation and the owner of all the outstanding capital stock of the Corporate GP ("AANA"), (v) ABN AMRO North America Holding Company, a Delaware corporation and the owner of all the outstanding capital stock of AANA ("AANA Holding"), (vi) ABN AMRO Bank N.V., a Netherlands corporation and the owner of all the outstanding capital stock of AANA Holding ("ABN AMRO Bank"), and (vii) ABN AMRO Holding N.V., a Netherlands corporation and the owner of all the outstanding capital stock of ABN AMRO Bank ("ABN AMRO Holding"). All of the filers of this Schedule 13D are collectively the "Reporting Persons." The joint filing agreement of the Reporting Persons is attached as Exhibit 1. The Reporting Persons, Heller Financial, Inc., a Delaware corporation ("Heller"), and Heller's affiliates, General Electric Capital Corporation, General Electric Capital Services, Inc. and General Electric Company (collectively, the "Heller Group") may be deemed to be a "group" within the meaning of Section 13d-3 of the Securities Exchange Act of 1934, as amended. The filing of this Statement and the information contained in it shall not be deemed an admission by the Reporting Persons that a group exists. The Heller Group has concurrently made a separate Schedule 13D filing with respect to the shares of Common Stock that the Heller Group beneficially owns.

Item 2.   Identity and Background.

     1. Midwest Mezzanine Fund II, L.P. is a Delaware limited partnership. The principal business of Midwest is providing junior capital to middle-market companies. The address of Midwest's principal business is as follows:

          Midwest Mezzanine Fund II, L.P.
          208 South LaSalle Street, 10th Floor
          Chicago, Illinois 60604

     2. ABN AMRO Mezzanine Management II, L.P. is a Delaware limited partnership. The principal business of the GP/LP is to act as the general partner of Midwest. The address of the GP/LP's principal business is as follows:

          ABN AMRO Mezzanine Management II, L.P.
          208 South LaSalle Street, 10th Floor
          Chicago, Illinois 60604

     3. ABN AMRO Mezzanine Management II, Inc. is a Delaware corporation. The principal business of the Corporate GP is to act as the general partner of the GP/LP, which is the general partner of Midwest. The address of the Corporate GP's principal business is as follows:

          ABN AMRO Mezzanine Management II, Inc.
          208 South LaSalle Street, 10th Floor
          Chicago, Illinois 60604

     4. ABN AMRO North America, Inc. is a Delaware corporation and a wholly owned subsidiary of AANA Holding. The principal business of AANA, a U.S. multi-bank holding company, is banking and related activities. The address of AANA's principal office is as follows:

          ABN AMRO North America, Inc.
          135 South LaSalle Street
          Chicago, Illinois 60603

     5. ABN AMRO North America Holding Company is a Delaware corporation and a wholly owned subsidiary of ABN AMRO Bank. The principal business of AANA Holding, a financial holding company, is banking and related activities. The address of AANA Holding's principal office is as follows:

          ABN AMRO North America Holding Company
          135 South LaSalle Street
          Chicago, Illinois 60603

     6. ABN AMRO Bank N.V. is a Netherlands corporation and a wholly-owned subsidiary of ABN AMRO Holding. The principal business of ABN AMRO Bank is banking. The address of ABN AMRO Bank's principal office is as follows:

          ABN AMRO Bank N.V.
          Gustav Mahlerlaan 10
          1082 PP Amsterdam
          The Netherlands

     7. ABN AMRO Holding N.V. is a Netherlands corporation. The principal business of ABN AMRO Holding, an international multi-bank holding company, is banking and related financial services. The address of ABN AMRO Holding's principal executive office is as follows:

          ABN AMRO Holding N.V.
          Gustav Mahlerlaan 10
          1082 PP Amsterdam
          The Netherlands

     8. None of the Reporting Persons or, to the Reporting Persons' knowledge, the individuals listed in numbered section 10 below, are required to disclose legal proceedings pursuant to Item 2(d).

     9. None of the Reporting Persons or, to the Reporting Persons' knowledge, the individuals listed in numbered section 10 below, are required to disclose legal proceedings pursuant to Item 2(e).

     10.  Identity and Background of each Executive Officer and Director of:

          (a)  Midwest Mezzanine Fund II, L.P.

               (i) Midwest does not have a separate board of directors or executive officers. Management and investment decisions are made by the GP/LP, which is the general partner of Midwest. The GP/LP acts by and through the board of directors of the Corporate GP, the general partner of the GP/LP.

          (b)  ABN AMRO Mezzanine Management II, L.P.

               (i) The GP/LP does not have a separate board of directors or executive officers. The GP/LP acts by and through the board of directors of the Corporate GP, the general partner of the GP/LP.

          (c)  ABN AMRO Mezzanine Management II, Inc.

               (i)     Board Members:

                       1.   David A. Gezon

                            (a)  Name: See above
                            (b)  Business address:
                                 208 South LaSalle Street
                                 10th Floor
                                 Chicago, Illinois 60604
                            (c)  Principal occupation:
                                 President and CEO of ABN AMRO Mezzanine
                                 Management II, Inc.
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: United States

                       2.   J. Allan Kayler

                            (a)  Name: See above
                            (b)  Business address:
                                 208 South LaSalle Street
                                 10th Floor
                                 Chicago, Illinois 60604
                            (c)  Principal occupation:
                                 Executive Vice President of ABN AMRO Mezzanine Management II, Inc.
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: United States

                       3.   Thomas C. Heagy

                            (a)  Name: See above
                            (b)  Business address:
                                 ABN AMRO North America, Inc.
                                 135 South LaSalle Street
                                 Chicago, Illinois 60603
                            (c)  Principal occupation:
                                 Director, Vice Chairman & Executive
                                 Officer - AANA Holding
                                 Member of the Office of the Chairman
                                 Committee - AANA
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: United States

                       4.   Herman Siegelaar

                            (a)  Name: See above
                            (b)  Business address:
                                 ABN AMRO North America, Inc.
                                 135 South LaSalle Street
                                 Chicago, Illinois 60603
                            (c) Principal occupation: Member of the Corporate Core Committee and Chief Credit Officer - AANA
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: United States

               (ii)    Executive Officers:

                       1.   Thomas C. Heagy

                            (a)  Name: See above
                            (b)  Business address:
                                 ABN AMRO North America, Inc.
                                 135 South LaSalle Street
                                 Chicago, Illinois 60603
                            (c)  Principal occupation:
                                 Director, Vice Chairman & Executive
                                 Officer - AANA Holding
                                 Member of the Office of the Chairman
                                 Committee - AANA
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: United States

                       2.   David A. Gezon

                            (a)  Name: See above
                            (b)  Business address:
                                 208 South LaSalle Street
                                 10th Floor
                                 Chicago, Illinois 60604
                            (c)  Principal occupation:
                                 President and CEO of ABN AMRO Mezzanine
                                 Management II, Inc.
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: United States

                       3.   J. Allan Kayler

                            (a)  Name: See above
                            (b)  Business address:
                                 208 South LaSalle Street
                                 10th Floor
                                 Chicago, Illinois 60604

                            (c)  Principal occupation:
                                 Executive Vice President of ABN AMRO Mezzanine Management II, Inc.
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: United States

                       4.   Dorothy S. King

                            (a)  Name: See above
                            (b)  Business address:
                                 208 South LaSalle Street
                                 10th Floor
                                 Chicago, Illinois 60604
                            (c)  Principal occupation:
                                 Senior Vice President and
                                 Secretary of ABN AMRO
                                 Mezzanine Management II, Inc.
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: United States

                       5.   C. Michael Foster

                            (a)  Name: See above
                            (b)  Business address:
                                 208 South LaSalle Street
                                 10th Floor
                                 Chicago, Illinois 60604
                            (c)  Principal occupation:
                                 Senior Vice President of ABN AMRO Mezzanine
                                 Management II, Inc.
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: United States

                       6.   Sherry Bowden

                            (a)  Name: See above
                            (b)  Business address:
                                 135 South LaSalle Street
                                 Chicago, Illinois 60603
                            (c)  Principal occupation:
                                 Group Senior Vice President - AANA
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: United States

          (d)  ABN AMRO North America, Inc.

               (i)     Board Members

                       1.   Harrison F. Tempest

                            (a)  Name: See above
                            (b)  Business address:
                                 ABN AMRO North America, Inc.
                                 135 South LaSalle Street
                                 Chicago, Illinois 60603
                            (c)  Principal occupation:
                                 Director - AANA Holding
                                 Director & Chairman of the Board - AANA
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: United States

                       2.   Thomas C. Heagy

                            (a)  Name: See above
                            (b)  Business address:
                                 ABN AMRO North America, Inc.
                                 135 South LaSalle Street
                                 Chicago, Illinois 60603
                            (c)  Principal occupation:
                                 Director - AANA Holding
                                 Director and Vice Chairman - AANA
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: United States

                       3.   Norman R. Bobbins

                            (a)  Name: See above
                            (b)  Business address:
                                 ABN AMRO North America, Inc.
                                 135 South LaSalle Street
                                 Chicago, Illinois 60603
                            (c)  Principal occupation:
                                 Director, President & Chief Executive Officer
                                 - AANA
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: United States

                       4.   Joost Ch. L. Kuiper

                            (a)  Name:  See above
                            (b)  Business address:
                                 ABN AMRO Bank N.V.
                                 Gustav Mahlerlaan 10
                                 1082 PP Amsterdam
                                 The Netherlands

                            (c) Principal occupation: Managing Board Member - ABN AMRO Holding and ABN AMRO Bank; Director, President & Chief Executive Officer- AANA Holding; Director - AANA
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship:  The Netherlands

                       5.   J.J. Oyevaar

                            (a)  Name:  See above
                            (b)  Business address:
                                 ABN AMRO Bank N.V.
                                 Gustav Mahlerlaan 10
                                 1082 PP Amsterdam
                                 The Netherlands
                            (c)  Principal occupation:
                                 Managing Board Member - ABN AMRO Bank;
                                 Director - AANA
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship:  The Netherlands

               (ii)    Executive Officers

                       1.   Harrison F. Tempest

                            (a)  Name:  See above
                            (b)  Business address:
                                 ABN AMRO North America, Inc.
                                 135 South LaSalle Street
                                 Chicago, Illinois 60603
                            (c)  Principal occupation:
                                 Director - AANA Holding;
                                 Director & Chairman of the Board - AANA
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship:  United States

                       2.   Thomas C. Heagy

                            (a)  Name:  See above
                            (b)  Business address:
                                 ABN AMRO North America, Inc.
                                 135 South LaSalle Street
                                 Chicago, Illinois 60603
                            (c)  Principal occupation:
                                 Director - AANA Holding;
                                 Director and Vice Chairman - AANA
                            (d)  See 8 above

                            (e)  See 9 above
                            (f)  Citizenship:  United States

                       3.   Norman R. Bobbins

                            (a)  Name:  See above
                            (b)  Business address:
                                 ABN AMRO North America, Inc.
                                 135 South LaSalle Street
                                 Chicago, Illinois 60603
                            (c)  Principal occupation:
                                 Director, President & Chief Executive Officer
                                 - AANA
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship:  United States

                       4.   Scott Heitmann

                            (a)  Name:  See above
                            (b)  Business address:
                                 ABN AMRO Bank N.V.
                                 135 South LaSalle Street
                                 Chicago, Illinois 60603
                            (c)  Principal occupation:
                                 Executive Officer - AANA Holding;
                                 Vice Chairman - AANA
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship:  United States

                       5.   A.S.A. Halim

                            (a)  Name: See above
                            (b)  Business address:
                                 ABN AMRO North America, Inc.
                                 135 South LaSalle Street
                                 Chicago, Illinois 60603
                            (c)  Principal occupation:
                                 Executive Officer - AANA
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: United States

                       6.   M. Hill Hammock

                            (a)  Name: See above
                            (b)  Business address:
                                 ABN AMRO North America, Inc.
                                 135 South LaSalle Street
                                 Chicago, Illinois 60603
                            (c)  Principal occupation:
                                 Executive Officer - AANA

                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: United States

                       7.   Thomas M. Goldstein

                            (a)  Name: See above
                            (b)  Business address:
                                 ABN AMRO North America, Inc.
                                 135 South LaSalle Street
                                 Chicago, Illinois 60603
                            (c)  Principal occupation:
                                 Chief Financial Officer - AANA Holding
                                 Chief Financial Officer - AANA
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: United States

                       8.   Stephen C. Mack

                            (a)  Name: See above
                            (b)  Business address:
                                 ABN AMRO North America, Inc.
                                 135 South LaSalle Street
                                 Chicago, Illinois 60603
                            (c)  Principal occupation:
                                 Executive Officer - AANA
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: United States

                       9.   Willie J. Miller

                            (a)  Name: See above
                            (b)  Business address:
                                 ABN AMRO North America, Inc.
                                 135 South LaSalle Street
                                 Chicago, Illinois 60603
                            (c)  Principal occupation:
                                 Chief Legal Officer - AANA Holding
                                 Chief Legal Officer - AANA
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: United States

                       10.  Herman Siegelaar

                            (a)  Name: See above
                            (b)  Business address:
                                 ABN AMRO North America, Inc.
                                 135 South LaSalle Street
                                 Chicago, Illinois 60603
                            (c)  Principal occupation:
                                 Executive Officer - AANA;
                                 Executive Officer - AANA Holding
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: United States

                       11.  Marty Penstein

                            (a)  Name:  See above
                            (b)  Business address:
                                 ABN AMRO North America, Inc.
                                 135 South LaSalle Street
                                 Chicago, Illinois 60603
                            (c)  Principal occupation:
                                 Executive Officer - AANA
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship:  United States

                       12.  Thomas P. Zidar

                            (a)  Name:  See above
                            (b)  Business address:
                                 ABN AMRO North America, Inc.
                                 135 South LaSalle Street
                                 Chicago, Illinois 60603
                            (c)  Principal occupation:
                                 Executive Officer - AANA
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship:  United States

          (e)  ABN AMRO North America Holding Company

               (i)     Board Members:

                       1.   Harrison F. Tempest

                            (a)  Name: See above
                            (b)  Business address:
                                 ABN AMRO North America, Inc.
                                 135 South LaSalle Street
                                 Chicago, Illinois 60603

                            (c)  Principal occupation:
                                 Director - AANA Holding
                                 Director & Chairman of the Board - AANA
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: United States

                       2.   Thomas C. Heagy

                            (a)  Name: See above
                            (b)  Business address:
                                 ABN AMRO North America, Inc.
                                 135 South LaSalle Street
                                 Chicago, Illinois 60603
                            (c)  Principal occupation:
                                 Director - AANA Holding
                                 Director & Vice Chairman - AANA
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: United States

                       3.   Joost Ch. L. Kupier

                            (a)  Name: See above
                            (b)  Business address:
                                 ABN AMRO Bank N.V.
                                 Gustav Mahlerlaan 10
                                 1082 PP Amsterdam
                                 The Netherlands
                            (c)  Principal occupation:
                                 Managing Board Member - ABN AMRO Holding and
                                 ABN AMRO Bank
                                 Director, President & Chief Executive Officer
                                 - AANA Holding
                                 Director - AANA
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: The Netherlands

                       4.   Kristen Fletcher

                            (a)  Name: See above
                            (b)  Business address:
                                 ABN AMRO North America, Inc.
                                 135 South LaSalle Street
                                 Chicago, Illinois 60603
                            (c)  Principal occupation:
                                 Director - AANA Holding
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: United States

               (ii)    Executive Officers:

                       1.   Joost Ch. L. Kupier

                            (a)  Name: See above
                            (b)  Business address:
                                 ABN AMRO Bank N.V.
                                 Gustav Mahlerlaan 10
                                 1082 PP Amsterdam
                                 The Netherlands
                            (c)  Principal occupation:
                                 Managing Board Member - ABN AMRO Holding and
                                 ABN AMRO Bank
                                 Director, President & Chief Executive Officer
                                 - AANA Holding
                                 Director - AANA
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: The Netherlands

                       2.   Thomas M. Goldstein

                            (a)  Name: See above
                            (b)  Business address:
                                 ABN AMRO North America, Inc.
                                 135 South LaSalle Street
                                 Chicago, Illinois 60603
                            (c)  Principal occupation:
                                 Chief Financial Officer - AANA Holding
                                 Chief Financial Officer - AANA
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: United States

                       3.   Willie J. Miller

                            (a)  Name: See above
                            (b)  Business address:
                                 ABN AMRO North America, Inc.
                                 135 South LaSalle Street
                                 Chicago, Illinois 60603
                            (c)  Principal occupation:
                                 Chief Legal Officer - AANA Holding
                                 Chief Legal Officer - AANA
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: United States

                       4.   Scott Heitmann

                            (a)  Name: See above
                            (b)  Business address:
                                 ABN AMRO North America, Inc.
                                 135 South LaSalle Street
                                 Chicago, Illinois 60603
                            (c)  Principal occupation:
                                 Executive Officer - AANA Holding
                                 Vice Chairman - AANA
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: United States

                       5.   Herman Siegelaar

                            (a)  Name:  See above
                            (b)  Business address:
                                 ABN AMRO North America, Inc.
                                 135 South LaSalle Street
                                 Chicago, Illinois 60603
                            (c)  Principal occupation:
                                 Executive Officer - AANA Holding;
                                 Executive Officer - AANA
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship:  United States


          (f)  ABN AMRO Bank N.V.

               (i) Board Members (known as Supervisory Board Members): Same as the individuals who are members of the Supervisory Board of ABN AMRO Holding - see (g)(i) below.

               (ii)    Executive Officers (known as Managing Board Members):
                       Same as the individuals who are members of the Managing Board of ABN AMRO Holding - see (g)(ii) below - plus the additional individuals:

                       1.   F.C. Barbosa

                            (a)  Name: See above
                            (b)  Business address:
                                 ABN AMRO Brazil
                                 Av. Paulista 1374-3rd Floor
                                 CEP 01310-916
                                 Sao Paulo, Brazil
                            (c) Principal occupation: Senior Executive Vice President/
                                 Consumer & Commercial Clients/CEO of the BU
                                 Brazil and President of ABN AMRO Brazil
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: Brazil

                       2.   Norman R. Bobbins

                            (a)  Name: See above
                            (b)  Business address:
                                 ABN AMRO North America, Inc.
                                 135 South LaSalle Street
                                 Chicago, Illinois 60603
                            (c) Principal occupation: Senior Executive Vice President/
                                 Consumer & Commercial
                                 Clients/President and CEO -
                                 AANA/ Member of the Office
                                 of the Chairman Committee -
                                 AANA
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: United States

                       3.   A.E.J.M. Cook-Schaapveld

                            (a)  Name: See above
                            (b)  Business address:
                                 ABN AMRO Bank N.V.
                                 Gustav Mahlerlaan 10
                                 1082 PP Amsterdam
                                 The Netherlands
                            (c) Principal occupation: Senior Executive Vice President/
                                 Wholesale Clients/BU Head TMTH (including
                                 Health Care)
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: The Netherlands

                       4.   T. Cross-Brown

                            (a)  Name: See above
                            (b)  Business address:
                                 ABN AMRO Bank N.V.
                                 82 Bishopsgate
                                 London EC2N 4BN
                                 United Kingdom
                            (c) Principal occupation: Senior Executive Vice President/
                                 Private Clients & Asset Management/Asset
                                 Management, London
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: Great Britain

                       5.   F.G.H. Deckers

                            (a)  Name: See above
                            (b)  Business address:
                                 ABN AMRO Bank N.V.
                                 Gustav Mahlerlaan 10
                                 1082 PP Amsterdam
                                 The Netherlands

                            (c) Principal occupation: Senior Executive Vice President/
                                 Consumer & Commercial Clients/CEO of the BU
                                 Netherlands
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: The Netherlands

                       6.   K. Edginton

                            (a)  Name: See above
                            (b)  Business address:
                                 ABN AMRO Bank N.V.
                                 250 Bishopsgate
                                 London EC2M 4AA
                                 United Kingdom
                            (c) Principal occupation: Senior Executive Vice President/
                                 Wholesale Clients/Chief Operating Officer,
                                 London
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: Great Britain

                       7.   G.B.J. Hartsink

                            (a)  Name: See above
                            (b)  Business address:
                                 ABN AMRO Bank N.V.
                                 Gustav Mahlerlaan 10
                                 1082 PP Amsterdam
                                 The Netherlands
                            (c) Principal occupation: Senior Executive Vice President/
                                 Corporate Centre/Group Operations
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: The Netherlands

                       8.   J.J. Kamp

                            (a)  Name: See above
                            (b)  Business address:
                                 ABN AMRO Bank N.V.
                                 Gustav Mahlerlaan 10
                                 1082 PP Amsterdam
                                 The Netherlands
                            (c) Principal occupation: Senior Executive Vice President/
                                 Corporate Centre/DG Legal & Compliance
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: The Netherlands

                       9.   A.M. Kloosterman

                            (a)  Name: See above
                            (b)  Business address:
                                 ABN AMRO Bank N.V.
                                 Gustav Mahlerlaan 10
                                 1082 PP Amsterdam
                                 The Netherlands
                            (c) Principal occupation: Senior Executive Vice President/
                                 Wholesale Clients/Country Coverage
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: The Netherlands

                       10.  Ir E.H. Kok

                            (a)  Name: See above
                            (b)  Business address:
                                 ABN AMRO Bank N.V.
                                 Gustav Mahlerlaan 10
                                 1082 PP Amsterdam
                                 The Netherlands
                            (c) Principal occupation: Senior Executive Vice President/
                                 Wholesale Clients/Loan Products
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: The Netherlands

                       11.  G.J.A. Louw

                            (a)  Name: See above
                            (b)  Business address:
                                 ABN AMRO Bank N.V.
                                 Gustav Mahlerlaan 10
                                 1082 PP Amsterdam
                                 The Netherlands
                            (c) Principal occupation: Senior Executive Vice President/Corporate Centre/Group HR

                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: The Netherlands

                       12.  J.W. Meeuwis

                            (a)  Name: See above
                            (b)  Business address:
                                 ABN AMRO Bank N.V.
                                 Gustav Mahlerlaan 10
                                 1082 PP Amsterdam
                                 The Netherlands
                            (c) Principal occupation: Senior Executive Vice President/
                                 Wholesale Clients/Country Coverage Head
                                 Netherlands
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: The Netherlands

                       13.  R.J. Meuter

                            (a)  Name: See above
                            (b)  Business address:
                                 ABN AMRO Bank N.V.
                                 Gustav Mahlerlaan 10
                                 1082 PP Amsterdam
                                 The Netherlands
                            (c) Principal occupation: Senior Executive Vice President/
                                 Wholesale Clients/Client Coverage Officer NL
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: The Netherlands

                       14.  H. Mulder

                            (a)  Name: See above
                            (b)  Business address:
                                 ABN AMRO Bank N.V.
                                 Gustav Mahlerlaan 10
                                 1082 PP Amsterdam
                                 The Netherlands
                            (c) Principal occupation: Senior Executive Vice President/
                                 Corporate Centre/Risk Management
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: The Netherlands

                       15.  M.B.G.M. Oostendorp

                            (a)  Name: See above
                            (b)  Business address:
                                 ABN AMRO Bank N.V.
                                 Gustav Mahlerlaan 10
                                 1082 PP Amsterdam
                                 The Netherlands
                            (c) Principal occupation: Senior Executive Vice President/Corporate Centre/Group Finance
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: The Netherlands

                       16.  P.S. Overmars

                            (a)  Name: See above
                            (b)  Business address:
                                 ABN AMRO Bank N.V.
                                 Gustav Mahlerlaan 10
                                 1082 PP Amsterdam
                                 The Netherlands
                            (c) Principal occupation: Senior Executive Vice President/
                                 Wholesale Clients/Global Financial Markets
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: The Netherlands

                       17.  J.J. Oyevaar

                            (a)  Name: See above
                            (b)  Business address:
                                 ABN AMRO Bank N.V.
                                 Gustav Mahlerlaan 10
                                 1082 PP Amsterdam
                                 The Netherlands
                            (c) Principal occupation: Senior Executive Vice President/
                                 Consumer & Commercial Clients/Special Projects
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: The Netherlands

                       18.  R.C. van Paridon

                            (a)  Name: See above
                            (b)  Business address:
                                 ABN AMRO Bank N.V.
                                 Gustav Mahlerlaan 10
                                 1082 PP Amsterdam
                                 The Netherlands
                            (c) Principal occupation: Senior Executive Vice President/
                                 Wholesale Clients/GTS Custody & Clearing
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: The Netherlands

                       19.  J.P. Schmittmann

                            (a)  Name: See above
                            (b)  Business address:
                                 ABN AMRO Bank N.V.
                                 Gustav Mahlerlaan 10
                                 1082 PP Amsterdam
                                 The Netherlands

                            (c) Principal occupation: Senior Executive Vice President/
                                 Private Clients & Asset Management/Private
                                 Clients (+NGM)
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: The Netherlands

                       20.  J. Sijbrand

                            (a)  Name: See above
                            (b)  Business address:
                                 ABN AMRO Bank N.V.
                                 Gustav Mahlerlaan 10
                                 1082 PP Amsterdam
                                 The Netherlands
                            (c) Principal occupation: Senior Executive Vice President/
                                 Wholesale Clients/Chief Risk Officer
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: The Netherlands

                       21.  R. Teerlink

                            (a)  Name: See above
                            (b)  Business address:
                                 ABN AMRO Bank N.V.
                                 Gustav Mahlerlaan 10
                                 1082 PP Amsterdam
                                 The Netherlands
                            (c) Principal occupation: Senior Executive Vice President/
                                 Wholesale Clients/TOPS
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: The Netherlands

                       22.  P.N.N. Turner

                            (a)  Name: See above
                            (b)  Business address:
                                 ABN AMRO Bank N.V.
                                 250 Bishopsgate
                                 London EC2M 4AA
                                 United Kingdom
                            (c) Principal occupation: Senior Executive Vice President/
                                 Wholesale Clients/Co-Head Corporate Finance
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: Great Britain

                       23.  S.M. Zavatti

                            (a)  Name: See above
                            (b)  Business address:
                                 ABN AMRO Asia
                                 G.P.O. Box 61
                                 Hong Kong, China
                            (c) Principal occupation: Senior Executive Vice President/
                                 Wholesale Clients/Financial Institutions &
                                 Public Sector (FIPS)
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: United States

          (g)  ABN AMRO Holding N.V.

               (i)     Board Members (known as Supervisory Board Members):

                       1.   A. A. Loudon, Chairman

                            (a)  Name: See above
                            (b)  Business address:
                                 AKZO Nobel N.V.
                                 P.O. Box 9300
                                 6800 SB Arnhem
                                 The Netherlands
                            (c)  Principal occupation: Retired
                                 Former Chairman - AKZO NOBEL N.V.
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: The Netherlands

                       2.   Martin C. van Veen, Vice Chairman

                            (a)  Name: See above
                            (b)  Home address:
                                 Herman Heyermansweg 5
                                 1077 WJ Amsterdam
                                 The Netherlands
                            (c)  Principal occupation: Retired
                                 Former Chairman of the Board of Management of Koninklijke Hoogovens N.V.
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: The Netherlands

                       3.   W. Overmars

                            (a)  Name: See above
                            (b)  Home address:
                                 Heinsbergenstraat 54
                                 5402 EG Uden
                                 The Netherlands
                            (c)  Principal occupation: Retired
                                 Former Chairman of the Executive Board -
                                 Campina Melkunie B.V.
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: The Netherlands

                       4.   W. Dik

                            (a)  Name: See above
                            (b)  Home address:
                                 Antwerpsebaan 10
                                 5268 KB Helvoirt
                                 The Netherlands
                            (c)  Principal occupation: Retired
                                 Former Chairman of the Board of Management of Royal KPN N.V.
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: The Netherlands

                       5.   C.H. van der Hoeven

                            (a)  Name: See above
                            (b)  Business address:
                                 Koninklijke AHOLD N.V.
                                 P.O. Box 3050
                                 1500 HB Zaandam
                                 The Netherlands
                            (c)  Principal occupation:
                                 President and Chief Executive Officer of Royal Ahold N.V.
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: United States

                       6.   A. Burgmans

                            (a)  Name: See above
                            (b)  Business address:
                                 Unilever N.V.
                                 P.O. Box 760
                                 3000 DK Rotterdam
                                 The Netherlands
                            (c)  Principal occupation:
                                 Chairman of the Board of Unilever N.V.

                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: The Netherlands

                       7.   D.R.J. Baron De Rothschild

                            (a)  Name: See above
                            (b)  Business address:
                                 Rothschild & Cie Banque
                                 17, Avenue Matignon (4th floor)
                                 75008 Paris - France
                            (c)  Principal occupation:
                                 Senior Partner - Rothschild & Cie Banque
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: France

                       8.   L.S. Groenman

                            (a)  Name: See above
                            (b)  Home address:
                                 Schippersgracht 12
                                 3603 BC Maarssen
                                 The Netherlands
                            (c)  Principal occupation:
                                 Crownmember Sociaal-Economische Raad (SER)
                                 Chairman - Clara Wichman Instituut
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: The Netherlands

                       9.   T.A. Maas-de-Brouwer

                            (a)  Name: See above
                            (b)  Business address:
                                 Hay Group bv
                                 Arnhemse Bovenweg 140
                                 3708 AH Zeist
                                 The Netherlands
                            (c)  Principal occupation:
                                 Business Developer - Hay Group bv
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: The Netherlands

                       10.  P.J. Kalff

                            (a)  Name: See above
                            (b)  Business address:
                                 ABN AMRO Bank N.V.
                                 (PAC HQ1091)
                                 P.O. Box 23
                                 1000 EA Amsterdam
                                 The Netherlands
                            (c)  Principal occupation:
                                 Former Chairman of the Managing Board of ABN
                                 AMRO Holding and ABN AMRO Bank
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: The Netherlands

                       11.  Arthur C. Martinez

                            (a)  Name: See above
                            (b)  Business address:
                                 Sears Tower
                                 Suite 9800
                                 P.O. Box 061079
                                 Chicago, Illinois 60606
                            (c)  Principal occupation:
                                 Former Chairman, President and Chief Executive Officer - Sears, Roebuck & Co., Inc., Chicago
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: United States

               (ii)    Executive Officers (known as Managing Board Members)

                       1.   Rijkman Groenink

                            (a)  Name: See above
                            (b)  Business address:
                                 ABN AMRO Bank N.V.
                                 Gustav Mahlerlaan 10
                                 1082 PP Amsterdam
                                 The Netherlands
                            (c)  Principal occupation:
                                 Chairman of the Managing Board - ABN AMRO
                                 Holding and ABN AMRO Bank
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: The Netherlands

                       2.   Wilco Jiskoot

                            (a)  Name: See above
                            (b)  Business address:
                                 ABN AMRO Bank N.V.
                                 Gustav Mahlerlaan 10
                                 1082 PP Amsterdam
                                 The Netherlands
                            (c)  Principal occupation:
                                 Managing Board Member - ABN AMRO Holding and
                                 ABN AMRO Bank
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: The Netherlands

                       3.   Tom de Swaan

                            (a)  Name: See above
                            (b)  Business address:
                                 ABN AMRO Bank N.V.
                                 Gustav Mahlerlaan 10
                                 1082 PP Amsterdam
                                 The Netherlands
                            (c)  Principal occupation:
                                 Managing Board Member - ABN AMRO Holding and
                                 ABN AMRO Bank
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: The Netherlands

                       4.   Joost Kuiper

                            (a)  Name: See above
                            (b)  Business address:
                                 ABN AMRO Bank N.V.
                                 Gustav Mahlerlaan 10
                                 1082 PP Amsterdam
                                 The Netherlands
                            (c)  Principal occupation:
                                 Managing Board Member - ABN
                                 AMRO Holding and ABN AMRO
                                 Bank; Director and
                                 Executive Officer - AANA
                                 Holding
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: The Netherlands

                       5.   Coenraad Hendrik Adolph Collee

                            (a)  Name: See above
                            (b)  Business address:
                                 ABN AMRO Bank N.V.
                                 Gustav Mahlerlaan 10
                                 1082 PP Amsterdam
                                 The Netherlands
                            (c)  Principal occupation:
                                 Managing Board Member - ABN AMRO Holding and
                                 ABN AMRO Bank
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: The Netherlands

                       6.   Hugh Scott-Barrett

                            (a)  Name: See above
                            (b)  Business address:
                                 ABN AMRO Bank N.V.
                                 Gustav Mahlerlaan 10
                                 1082 PP Amsterdam
                                 The Netherlands
                            (c)  Principal occupation:
                                 Managing Board Member - ABN AMRO Holding and
                                 ABN AMRO Bank
                            (d)  See 8 above
                            (e)  See 9 above
                            (f)  Citizenship: Britain

     11.  Identity and Background of Each Person Controlling:

          (a)  Midwest Mezzanine Fund II, L.P.:

               (i)      ABN AMRO Mezzanine Management II, L.P.
               (ii)     ABN AMRO Mezzanine Management II, Inc.
               (iii)    ABN AMRO North America, Inc.
               (iv)     ABN AMRO North America Holding Company
               (v)      ABN AMRO Bank N.V.
               (vi)     ABN AMRO Holding N.V.

          (b)  ABN AMRO Mezzanine Management II, L.P.:

               (i)      ABN AMRO Mezzanine Management II, Inc.
               (ii)     ABN AMRO North America, Inc.
               (iii)    ABN AMRO North America Holding Company
               (iv)     ABN AMRO Bank N.V.
               (v)      ABN AMRO Holding N.V.

          (c)  ABN AMRO Mezzanine Management II, Inc.:

               (i)      ABN AMRO North America, Inc.
               (ii)     ABN AMRO North America Holding Company
               (iii)    ABN AMRO Bank N.V.
               (iv)     ABN AMRO Holding N.V.

          (d)  ABN AMRO North America, Inc.:

               (i)      ABN AMRO North America Holding Company
               (ii)     ABN AMRO Bank N.V.
               (iii)    ABN AMRO Holding N.V.

          (e)  ABN AMRO North America Holding Company:

               (i)      ABN AMRO Bank N.V.
               (ii)     ABN AMRO Holding N.V.

          (f)  ABN AMRO Bank N.V.:

               (i)      ABN AMRO Holding N.V.

          (g)  ABN AMRO Holding N.V.: None

     12. Identity and Background of Each Director of any Corporation or Other Person Ultimately in Control of:

          (a) Midwest Mezzanine Fund II, L.P.: See 10(b)(i), 10(c)(i), 10(d)(i), 10(e)(i), 10(f)(i) and 10(g)(i) above.
          (b) ABN AMRO Mezzanine Management II, L.P.: See 10(c)(i), 10(d)(i), 10(e)(i), 10(f)(i) and 10(g)(i) above.
          (c) ABN AMRO Mezzanine Management II, Inc.: See 10(d)(i), 10(e)(i), 10(f)(i) and 10(g)(i) above.
          (d) ABN AMRO North America, Inc.: See 10(e)(i), 10(f)(i) and 10(g)(i) above.
          (e) ABN AMRO North America Holding Company: See 10(f)(i) and 10(g)(i) above.
          (f)  ABN AMRO Bank N.V.: See 10(g)(i) above.
          (g)  ABN AMRO Holding N.V.: None

     13. Identity and Background of Each Executive Officer of any Corporation or Other Person Ultimately in Control of:

          (a) Midwest Mezzanine Fund II, L.P.: See 10(b)(i), 10(c)(ii), 10(d)(ii), 10(e)(ii), 10(f)(ii) and 10(g)(ii) above.
          (b) ABN AMRO Mezzanine Management II, L.P.: See 10(c)(ii), 10(d)(ii), 10(e)(ii), 10(f)(ii) and 10(g)(ii) above.
          (c) ABN AMRO Mezzanine Management II, Inc.: See 10(d)(ii), 10(e)(ii), 10(f)(ii) and 10(g)(ii) above.
          (d) ABN AMRO North America, Inc.: See 10(e)(ii), 10(f)(ii) and 10(g)(ii) above.
          (e) ABN AMRO North America Holding Company: See 10(f)(ii) and 10(g)(ii) above.
          (f)  ABN AMRO Bank N.V.: See 10(g)(ii) above.
          (g)  ABN AMRO Holding N.V.: None

Item 3.   Source and Amount of Funds or Other Consideration.

     On July 19, 2002, (a) Midwest, Heller and Castle entered into a Senior Subordinated Note and Subordinated Convertible Note Exchange Agreement (the "Exchange Agreement"), pursuant to which Castle (i) issued to Midwest 59,760 shares of Series A-1 Convertible Preferred Stock of Castle (the "Series A-1 Preferred Stock") in exchange for all of Midwest's right, title and interest in and to the indebtedness outstanding under those senior subordinated promissory notes dated January 31, 2000, in the aggregate principal amount of $5,000,000; and (ii) issued to Heller 119,520 shares of Series A-1 Preferred Stock in exchange for all of Heller's right, title and interest in and to the indebtedness outstanding under those senior subordinated promissory notes dated January 31, 2000, in the aggregate principal amount of $10,000,000 (collectively, the "Exchange"); and (b) Midwest, Heller, Castle and James M. Usdan entered into a Senior Subordinated Note and Warrant Purchase Agreement (the "Purchase Agreement"), pursuant to which, among other things, Castle issued to each of Midwest and Heller (i) a senior subordinated convertible promissory note of Castle in the principal amount of $500,000 (each, a "Convertible Note"), and (ii) a stock purchase warrant exercisable for 5,286,489 shares of Common Stock (each, a "Warrant") in exchange for $500,000 cash payable to Castle by each of Midwest and Heller. In addition, in connection with the execution of the Second Amended and Restated Credit Agreement by and among Castle, Heller and certain other senior lenders party thereto, Castle issued to Heller a preferred stock purchase warrant (the "Bank Warrant") exercisable for 10,984 shares of Series A-2 Convertible Preferred Stock of Castle (the "Series A-2 Preferred Stock"). Midwest is not now able to identify the sources of funds that would be used if it were to exercise the Warrant, in whole or in part. It is currently anticipated that such funds would be provided from Midwest's partnership funds. Upon the conversion and/or exercise of each of the convertible securities held by Midwest and described herein, Castle will issue to Midwest 17,117,068 shares of Common Stock. Upon the conversion and/or exercise of each of the convertible securities held by Heller and described herein, Castle will issue to Heller 30,040,825 shares of Common Stock.

     The Certificate of Designations, Rights and Preferences of Series A-1 Convertible Preferred Stock and Series A-2 Convertible Preferred Stock of Castle (the "Certificate of Designation") provides that the holders of the Series A-1 Preferred Stock shall have the exclusive right to elect a number of directors equal to a majority of the members of the Board of Directors of Castle (the "Board of Directors"). In connection with the acquisition of the Series A-1 Preferred Stock and the Convertible Notes, Midwest, Heller and Castle entered into an Investors Agreement, dated as of July 19, 2002 (the "Investors Agreement," together with the Exchange Agreement and all exhibits thereto, and the Purchase Agreement and all exhibits thereto, the "Transaction Documents"), pursuant to which, among other things, the parties acknowledged and agreed to special voting rights with respect to the designation and election of directors of Castle and its subsidiaries, in accordance with the terms and conditions contained therein (see Item 4(d)). Midwest did not pay additional consideration to Heller or Castle in connection with the execution and delivery of the Investors Agreement.

     References to, and descriptions of, the Exchange Agreement, the Certificate of Designation, the Purchase Agreement and the Investors Agreement and the transactions contemplated thereby as set forth herein are qualified in their entirety by reference to the copies of the Exchange Agreement, the Certificate of Designation, the Purchase Agreement and the Investors Agreement, respectively, included as Exhibits 2, 3, 4 and 5, respectively, to this Statement, and are incorporated herein in their entirety where such references and descriptions appear.

Item 4.   Purpose of Transaction.

     (a)-(c) Not applicable.

     (d) Pursuant to the Certificate of Designation, the holders of the Series A-1 Preferred Stock and Series A-2 Preferred Stock vote together with the holders of the Common Stock on all matters submitted to a vote of the stockholders of Castle (including election of directors), and have the number of votes per share of

Preferred Stock equal to 182.7 shares of Common Stock (subject to adjustment pursuant to the terms provided therein). In addition, the holders of the Series A-1 Preferred Stock have the right, voting separately as a class, to elect a majority of the members of the Board of Directors.

     Pursuant to the Investors Agreement, each of Heller and Midwest agreed to take all actions necessary at any time and from time to time including, but not limited to, the voting of its shares of stock of Castle, the execution of written consents, the calling of special meetings, the removal of directors, the filling of vacancies in directorships, the waiving of notice, the attending of meetings and the amendment of Castle's by-laws, so as to cause the Board of Directors to at all times consist of up to five (5) members and to include (i) two members designated by holders holding a majority of the shares of Series A-1 Preferred Stock originally acquired by Heller pursuant to the Exchange Agreement (the "Heller Designees"), (ii) one member designated by holders holding a majority of the shares of Series A-1 Preferred Stock originally acquired by Midwest pursuant to the Exchange Agreement (the "Midwest Designee") and (iii) the Chief Executive Officer of Castle. In addition, Midwest and Heller agreed that, as soon as possible following the execution of the Investors Agreement, the Board of Directors shall initially consist of James M. Usdan, Eddie Kunz, Paul Kreie (as the Midwest Designee) and Ira Glazer (as one of the Heller Designees). Heller further agreed to use its reasonable efforts to designate the second Heller Designee within 75 days following the date of the Investors Agreement. The Investors Agreement terminates at such time as (x) the Convertible Notes have been paid in full or are otherwise no longer outstanding and (y) there are no shares of Series A-1 Preferred Stock outstanding.

     (e) Pursuant to a Stockholders Agreement, dated as of July 19, 2002, by and among Castle, Midwest, Heller and certain other stockholders a party thereto (the "Stockholders Agreement"), (i) Castle covenants and agrees to, among other things, within 75 days following the execution of the Transaction Documents, take such actions necessary to cause Castle to have a number of shares of Common Stock authorized for issuance that is sufficient for Castle to issue duly authorized shares of Common Stock to each person holding securities of Castle that are convertible into or exercisable for shares of Common Stock upon such conversion or exercise (the "Authorized Share Amendment") and (ii) Heller and Midwest agree to vote in favor of such Authorized Share Amendment. In addition, pursuant to the Certificate of Designation, the Warrants and the Bank Warrant, Castle is required to take all action necessary to reduce the par value of the shares of Common Stock to the extent necessary to remedy a Par Value Failure (as defined in the Certificate of Designation).

     (f) Not applicable.

     (g) On July 19, 2002, the Certificate of Designation was filed with the Secretary of the State of Delaware providing that, among other things, the holders of the Series A-1 Preferred Stock have the right to elect a majority of the members of the Board of Directors. In addition, the Investors Agreement provides that certain actions by Castle, including, but not limited to, a sale of all or substantially all of Castle's assets or voting stock, need the approval of (i) a majority of shares of Series A-1 Preferred Stock originally held by Heller, (ii) a majority of shares of Series A-1 Preferred Stock originally held by Midwest and (iii) James M. Usdan.

     (h)-(i) Not Applicable.

     (j) Other than described above, neither Midwest nor any other Reporting Person currently has any plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although such persons reserve the right to develop such plans).

     References to, and descriptions of, the Exchange Agreement, the Certificate of Designation, the Purchase Agreement, the Investors Agreement and the Stockholders Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copies of such documents included as Exhibits 2, 3,

4, 5 and 6, respectively, to this Statement, and incorporated in this Item 4 in their entirety where such references and descriptions appear.

Item 5.   Interest in Securities of the Issuer.

     (a)-(b) As a result of the consummation of the Exchange and the other transactions contemplated by the Transaction Documents, the Reporting Persons may be deemed to be the beneficial owners of the 17,117,068 shares of Common Stock issuable upon the conversion of the Series A-1 Preferred Stock and the Convertible Note and the exercise of the Warrant currently held by Midwest (the "Midwest Shares"), which represent 31.9% of the shares of Common Stock. As reported on the Heller Group's Schedule 13D, the Heller Group may be deemed to be the beneficial owners of the 30,040,825 shares of Common Stock issuable upon conversion of the Series A-1 Preferred Stock and the Convertible Note and exercise of the Warrant and the Bank Warrant (and subsequent conversion of the Series A-2 Preferred Stock issuable upon exercise of the Bank Warrant) currently held by Heller (the "Heller Shares"), which represent 56.1% of the shares of Common Stock. Collectively, the 47,157,893 shares of Common Stock which may be deemed to be beneficially owned by the Reporting Persons and the Heller Group represent 88% of the shares of Common Stock. All of the above ownership percentages are based on (i) the 6,417,206 shares of Common Stock issued and outstanding as of July 19, 2002, (ii) the Heller Shares and (iii) the Midwest Shares. Based upon the terms of the Investors Agreement, Midwest may be deemed to have a limited form of shared voting power respecting the Heller Shares because Midwest and Heller have agreed to vote their shares of capital stock of Castle in favor of certain designees to the Board of Directors. However, Midwest
(i) is not entitled to any other rights (voting or otherwise) with respect to the Heller Shares, including without limitation any right to dispose of or direct the disposition of any such shares (except for Midwest's right of first refusal to purchase certain securities offered for sale by Heller pursuant to the Investors Agreement and as more fully described in Item 6 below), and (ii) disclaims any beneficial ownership of the Heller Shares.

     (c) To the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past sixty (60) days by any person named pursuant to Item 2.

     (d) To the knowledge of the Reporting Persons, no person other than the holders thereof has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Castle that are the subject of the Transaction Documents.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

     Pursuant to the terms of the Investors Agreement, Midwest and Heller agreed that, except as otherwise provided therein, in the event either Midwest or Heller desires to transfer any of its Series A-1 Preferred Stock or Convertible Notes issued by Castle pursuant to the Transaction Documents to a third party, then Midwest or Heller, as the case may be, shall first offer such securities to the other party on the same terms as offered to such third party. A copy of the Investors Agreement is filed as Exhibit 5 to this Statement and is incorporated by reference herein.

     Pursuant to the terms of the Stockholders Agreement, Midwest, Heller and James M. Usdan agreed to permit the Investor Stockholders (as defined in the Stockholders Agreement) to participate in sales of their shares of Series A-1 Preferred Stock, shares of Series A-2 Preferred Stock, the Convertible Note, the Warrant, the Bank Warrant, or shares of Common Stock issuable upon conversion of such convertible securities, in the same transaction and on the same terms as Midwest, Heller or James M. Usdan, as the case may be, subject to certain specific enumerated exceptions to the right to "tag along" in dispositions made by Midwest, Heller or James M. Usdan, as the case may be. In addition, the Stockholders Agreement provides that, in the event Castle proposes to sell and issue any new securities, Midwest and the other stockholders party thereto shall have a right of first refusal to purchase any such new securities which Castle may, from time to time, propose to sell and issue. A copy of the Stockholders Agreement is filed as Exhibit 6 to this Statement and is incorporated by reference herein.

     Except as set forth or incorporated by reference in this Statement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of Castle, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Materials to be Filed as Exhibits.

     The following documents are filed as Exhibits to this Schedule 13D:

     1. Joint Filing Agreement among the Reporting Persons dated as of the date hereof.

     2. Senior Subordinated Note and Subordinated Convertible Note Exchange Agreement, dated as of July 19, 2002, by and among Castle, Heller and Midwest.

     3. Certificate of Designations, Rights and Preferences of the Series A-1 Convertible Preferred Stock and Series A-2 Convertible Preferred Stock, as filed with the Delaware Secretary of State on July 19, 2002.

     4. Senior Subordinated Note and Warrant Purchase Agreement, dated as of July 19, 2002, by and among Castle, Heller, Midwest and James M. Usdan.

     5. Investors Agreement, dated as of July 19, 2002, by and among Castle, Heller, Midwest and, solely for purposes of Section 5(a) thereof, James M. Usdan.

     6. Stockholders Agreement, dated as of July 19, 2002, by and among Castle, Heller, Midwest and certain other stockholders and warrant holders party thereto.

     7.  Secretary's Certificate of AANA.

     8.  Secretary's Certificate of AANA Holding.

     9. Excerpts from ABN AMRO Bank listing of authorized signatures (Willie J. Miller and Carol L. Tenyak).

                                    SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 22, 2002

                            MIDWEST MEZZANINE FUND II, L.P.

                            By: ABN AMRO Mezzanine Management II, L.P., its general partner

                            By: ABN AMRO Mezzanine Management II, Inc., its general partner


                            By:    /s/ J. Allan Kayler
                               -------------------------------------------------
                            Its:   Executive Vice President
                                ------------------------------------------------


                            ABN AMRO MEZZANINE MANAGEMENT II, L.P.

                            By: ABN AMRO Mezzanine Management II, Inc., its general partner


                            By:    /s/ J. Allan Kayler
                               -------------------------------------------------
                            Its:   Executive Vice President
                                ------------------------------------------------


                            ABN AMRO MEZZANINE MANAGEMENT II, INC.


                            By:    /s/ J. Allan Kayler
                               -------------------------------------------------
                            Its:   Executive Vice President
                                ------------------------------------------------


                            ABN AMRO NORTH AMERICA, INC.


                            By:    /s/ Willie J. Miller
                               -------------------------------------------------
                            Its:   Executive Vice President and Secretary
                                ------------------------------------------------

                            and

                            By:    /s/ Kirk P. Flores
                               -------------------------------------------------
                            Its:   Senior Vice President and Assistant Secretary
                                ------------------------------------------------

                            ABN AMRO NORTH AMERICA HOLDING COMPANY


                            By:    /s/ Kirk P. Flores
                               -------------------------------------------------
                            Its:   Vice President and Assistant Secretary
                                ------------------------------------------------


                            ABN AMRO BANK N.V.


                            By:    /s/ Willie J. Miller, Jr.
                               -------------------------------------------------
                            Its:   Authorized Signer
                                ------------------------------------------------


                            and


                            By:    /s/ Carol L. Tenyak
                               -------------------------------------------------
                            Its:   Authorized Signer
                                ------------------------------------------------


                            ABN AMRO HOLDING N.V.


                            By:    /s/ Tom de Swaan
                               -------------------------------------------------
                            Its:   Managing Board Member
                                ------------------------------------------------


                            and

                            By:    /s/ Wilco Jiskoot
                               -------------------------------------------------
                            Its:   Managing Board Member
                                ------------------------------------------------